Exhibit 99.1

Scorpio Bulkers Inc. Announces Agreements to Modify Existing Shipbuilding Contracts for Three Capesize Vessels

MONACO--(Marketwired - Feb 4, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that it has reached agreements with a shipyard in South Korea to modify existing newbuilding contracts for three Capesize Vessels. The three contracts, two for vessels scheduled for delivery within the first quarter of 2016 and one for a vessel scheduled for delivery within the second quarter of 2016, will now provide for the construction of three LR1 product tankers, two of which will be scheduled for delivery within the second quarter of 2017 and one within the third quarter of 2017. As a result, the Company will incur a loss of approximately $22 million relating to writing down the contracts to their estimated fair market value. Also, upon completion of customary documentation, the LR1 contracts will be re-classified on the balance sheet as assets held for sale. Should the contracts be sold for their current fair market value, the estimated future cash obligations of the Company will be reduced by approximately $60 million. The Company has no plans for any further contract conversions.

Scorpio Tankers Inc., a related party, has informed the Company that it will not purchase the LR1 vessels.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns five dry bulk vessels (two Ultramax and three Kamsarmax vessels), time charters-in 17 dry bulk vessels (one Handymax, one Ultramax, three Supramax, three Panamax, six Kamsarmax and three Post-Panamax vessels) and has contracted for 68 dry bulk vessels consisting of 27 Ultramax, 19 Kamsarmax and 22 Capesize vessels from shipyards in Japan, South Korea, China and Romania. The Company also has six LR2 tankers under construction from shipyards in South Korea and Romania, four of which the company has agreed to sell and two of which are held for sale. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 7.5 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com